SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Yes                      No      X

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s presentation to financial analysts of 2006 first quarter results.

1 Q 2 0 0 6 A p r i l 2 7 t h , 2 0 0 6

Cautionary
Statement
This presentation contains forward-looking statements and information on France Telecom's objectives, notably for 2006. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual achievements include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as
France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.
All the financial information in this presentation is based on international financial reporting standards (IFRS) and present additional specific uncertainty factors given the risk of changes in IFRS standards.
More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Document de Référence filed with the Autorité des Marchés Financiers and in the
Form 20-F filed with the U.S. Securities and Exchange Commission.
All figures refers to definition detailed in the glossary on pages 22, 23 and 24.

More cost
for the same
market share
Total CTR
impact on France
Telecom group
in 1Q06:
188m euros
•
Confirmation of increased pressure in major
European markets, with aggressive new offers
from competitors
Mobile:  more aggressive abundance voice offers from
sub-scale and non-integrated players (France, UK)
Internet: Aggressive triple-play (France, Spain)
•
Cut in mobile termination rates continuing
in Europe
France: -24% (January 2006)
Switzerland: -10.7% (January 2006)
Belgium announced for 2H
1Q06:
our environment

1Q06:
on-going business
transformation, as anticipated
49.8%
retail ADSL market share
in France
1.2 m VoIP
France Telecom customers in
France
2.2 m
Mobile Broadband
Customers
(+45% since Dec. 2005)
Total Group Commercial expenses:
+ 9%
yoy on a comparable basis
France Telecom leadership
confirmed on broadband
Evolution of usage towards
IP & increased competition

1Q06:
key figures
Gross Operating Margin
6.7%
As a % of revenues
Actual
1Q05
4,376
37.7%
1Q06
4,671
36.5%
Euro millions
Comparable
Basis  - % chg
0.1%
G.O.M. before commercial expenses
Revenues
11,621 12,813 10.3% 2.2%
Actual %
change
Comparable
Basis - 1Q05
4,668
37.2%
12,542
5,766 6, 499 6,343
CAPEX
As a % of revenues
As a % of revenues
49.6% 50.7% 50.6%
1,157 1,390 1,242
10.0% 10.8% 9.9%
GOM - CAPEX
3,220 3,281 3,426

1Q06:
Group revenues by segment
€12,813m / 10.3% actual / 2.2% on a comparable basis
1Q05 - 1Q06 revenues analysis
Euro millions
+ 7.4%
- 2.0%
- 6.3%
+ 4.7%
12,813
12,542
11,621
+49
+9
+455
+776
+146
-130
-112
1Q 05 Actual Forex Impact Perimeter
Impact
1Q 05 on a
comparable
basis
Personal Home Enterprise Directories Eliminations 1Q 06

4Q04 1Q05 2Q05 3Q05 4Q05 1Q06
Western European
countries
Eastern Europe
Africa, Middle-East, other emerging
countries
1Q06 revenues:
Personal
93
316
643
1,547
2,244
1Q05 2Q05 3Q05 4Q05 1Q06
Total France Telecom broadband
mobile customers (000)
50.4m
54.1m
15.2m
20.7m
7.0m
11.7m
53.7m
19.9m
10.7m
* On a comparable basis and including Amena
72.6m 84.3m 86.5m
Total France Telecom mobile
customers*

1Q05 - 1Q06 revenues analysis
1Q06 revenues:
Personal
€6,633m / 24.5% actual / 7.4% on a comparable basis
+2.9%
+4.9%
+6.6%
+20.4%
+14.3%
Euro millions
* After –EUR5m of changes in intragroup eliminations
+ 61
+ 789
+ 198
+ 77
+ 50
+ 68
+ 67
1Q05 actual Forex Impact Perimeter
Impact
1Q05 on a
comparable
basis
Personal
France
Personal UK Personal
Spain
Personal
Poland
Personal
ROW
1Q06
6,178
5,328
6,633*

1Q06 revenues:
Personal France
€2,391m / 2.7% actual / 2.9% on a comparable basis
22.5m customers (excluding MVNOs), +5.4% yoy
-
improved contract mix from 60.9% to 62.1%
1.5m broadband customers (+0.5m vs 4Q05)
259k MVNO’s customers (+ 75k vs 4Q05)
Underlying growth  : + 7.5% pre CTR
1Q05 - 1Q06 revenues analysis
Euro millions
*: excluding CTR
+ 116
- 100
+ 9
+ 19
+ 24
1Q 05 on a
comparable basis
Customer base
Impact
CTR  Impact Voice revenues* Non-Voice
Revenues
Equipments &
others
1Q 06
2,324
2,391

1Q06 revenues:
Personal UK
€1,444m / 6.1% actual / 4.9% on a comparable basis
14.96m customers, +4.3% yoy.
-
179k prepaid net additions  in 1Q06
Contract offers positioning has been addressed with the launch of a new range of simplified, better value and segmented tariffs in early April
1Q05 - 1Q06 revenues analysis
Euro millions
*: excluding CTR
1,444
+ 56
- 7
+ 13
+ 6
+ 15
1Q05 actual Forex Impact 1Q05 on a
comparable
basis
Customer Base
Impact
Voice
revenues*
Non-voice
revenues
Equipment &
others
1Q06
1,376
1,361

1Q06 revenues:
Personal Spain
€803m / 6.6% on a comparable basis
10.5m customers, +10.3% yoy,
-
strong growth of contract customer base
ARPU at €311, negatively impacted by CTR cut in December 2005
Underlying growth : + 9.7% pre CTR
1Q05 - 1Q06 revenues analysis
Euro millions
*: excluding CTR
803
753
- 16
+ 8
- 21
+ 74
+ 4
1Q 05 on a
comparable
basis
Customer Base
Impact
CTR Impact Voice
Revenues*
Non-voice
revenues
Equipment &
others
1Q 06

1Q06 revenues:
Personal Poland & ROW
Personal Poland revenues
-
Increased market share at 34% (estimated) versus 1Q05 (32.6%)
-
On-going mobile broadband development
28.1m ROW mobile customers, +30.8% yoy on a comparable basis
-
Romania: 7.1m customers (+34% yoy) – Broadband deployment
-
Egypt*: 5.0m customers (+57% yoy) – Success of low cost offer
Switzerland: revenue growth impacted by CTR
Euros millions
1Q05
actual
1Q06
Actual
changes
Comparable
basis changes
Poland
Total Number of customers (000) 8,021 10,419 29.9% 29.9%
Total revenues (EURm) 357 452 26.5% 20.4%
ROW
Total Number of customers (000) 20,734 28,098 35.5% 30.8%
Total revenues (EURm) 1,325 1,592 20.2% 14.3%
Main countries revenues (EURm)
Belgium 338 364 7.7% 7.7%
Netherlands 148 147 -0.6% -0.6%
Switzerland 203 214 5.4% 6.4%
Romania 178 239 34.4% 23.3%
Slovakia 127 149 17.1% 14.5%
Egypt*
120 145 21.2% 9.0%
* Proportionate figures (71.25% of company and revenues)

1Q06 revenues:
Home
€5,562m / - 0.3% actual / -2.0% on a comparable basis
Home France:
-
Carrier Services : increase of domestic carrier services revenues, driven by unbundling, IP ADSL access and Data services, offset by volume and price impact on Other Carrier Services
Poland:
-
Voice: decline of fixed line traffic driven by F-M substitution and VoIP; access revenues account for
48% of fixed voice revenue; over 4m customers signed for New Tariff Plans
-
Data: Broadband customer base of 1.3m, +57% yoy
ROW:
-
Spain: re-orientation of voice business from CPS (pre-selection) to ULL / Maintained leadership among ADSL alternative carriers
-
UK: impact of narrowband Internet revenues decrease / ADSL customers up 8.8% since
Dec. 2005
1Q05– 1Q06 revenues analysis
- 73
- 40
+ 2
- 9
+ 11
+45
+48
1Q05 actual Forex impact Perimeter
Impact
1Q05 on a
comparable
basis
Home France Home Poland Home UK Home Spain Home ROW 1Q06
5,562*
5,674
5,581
-1.7%
+2%
-4.8%
-5%
Euro millions
+ 5.6%
* After –EUR3m of changes in intragroup eliminations

1,207
245
326
484
830
1Q 05 2Q05 3Q05 4Q05 1Q06
1Q06 revenues:
Home France
Number of lines (million)
France Telecom VoIP
clients (000)
Slight increase of total number of
access lines (retail + wholesale)
Decrease by 0.3m of retail lines
26,9
26,6
0,6
0,9
4Q05 1Q06
Nb of lines excluding full unbundled lines Nb of full unbundled lines
27.5
27.6

1Q06 revenues:
Home France
48,3%
48,1%
49,8%
50,0%
4Q05 1Q06
Net adds MS Market Share
2,131
1,559
416
627
990
1Q05 2Q05 3Q05 4Q05 1Q06
Number of Livebox (000) ADSL market share %
Consumer Services ARPU
12,2
12,9
10,5 9,2
4,0 5,1
End of March 05 End of March 06
Subscription fees Calling services On-line & Internet Services
27.1
26.7
Euros
+ 1.7%
+ 5.6%
- 12.3%
+ 26.2%

1Q06 revenues:
Home France
-
Consumer Services - Subscription fees
€1,023m / +0.7% on a comparable basis
2-months positive impact of the monthly line rental fee increase, effective 3rd March 2005
Full unbundling:
-
Over 1Q06, FT lost 284k lines while full ULL increased by 349k
Wholesale Line Rental launched in April 2006
1Q05 - 1Q06 revenues analysis
+ 33
- 26
1Q 05 Number of retail lines Subscription fee
increase
1Q06
1,016
1,023
Euro millions

1Q06 revenues:
Home France -
Consumer Services - Calling Services and Internet Access
€1,155m / -0.5% on a comparable basis
PSTN volume and tariff decrease compensated by broadband Internet growth
-
4.9m ADSL clients at the end of 1Q06
-
Livebox supporting development of new usages (VoIP, TV, …)
1Q05 - 1Q06 revenues analysis
1,160
1,155
-38
-77
-27
+28
+109
1Q 05 CTR Impact PSTN volume
and tariff mix
Broadband
Internet
VoIP Narrowband
Internet &
Teletel
1Q 06
Euro millions

1Q06 revenues:
Enterprise
€1,919m / -1.2% actual / -6.3% on a comparable basis
1Q05 - 1Q06 revenues analysis
Business Network Legacy
-
Revenues impacted by voice traffic decline in France and legacy data migrations towards advanced managed networks
Advanced Business Networks
-
Continued expansion of DSL in France (from 56% of total access in 1Q 05 to 75% in 1Q 06)
-
IP VPN revenues growth with IP VPN access up 59% in 1Q 06 (213k access)
-
Continued development of Business Everywhere end-users up 23% in 1Q 06 (420k end-users in France)
Extended Business Services
-
Total Enterprise Outsourcing revenues : + 30% in 1Q 06 vs 1Q 05 on a comparable basis
Euro millions
1,943
2,049
-4
1,919
+43 -16
-181
+62
+12
+ 60
1Q 05 Actual Forex Impact Perimeter
Impact
1Q 05 on a
comparable
basis
CTR Impact Business
Network
Legacy
Advanced
Business
Network
Extended
Business
Services
Others 1Q 06

1Q06:
Gross Operating Margin
Euro millions
Revenues
Non labour expenses
Of which commercial expenses*
as a % of revenues
11,621 12,813
4,376 4,671
37.7% 36.5%
4,941 5,857
1,390 1,828
as a % of  revenues 42.5% 45.7%
as a % of  revenues 12.0% 14.3%
Gross Operating Margin
Labour expenses
2,303 2,284
as a % of  revenues 19.8% 17.8%
12,542
4,668
37.2%
5,520
1,675
44.0%
13.4%
2,354
18.8%
* See glossary
Actual
1Q05
Comparable
Basis - 1Q05
1Q06

1Q06:
Capex
CAPEX
by key item
1Q05
on comp. basis
1Q06
1Q05/1Q06
on comp. basis
Total Group CAPEX
1,242 1,390 +11.9%
% of revenues
9.9% 10.8%
IT & Customers’ services platforms
290
355 +22.4%
Euro millions
Others
148 240
+62.2%
Fixed Network
280 301 +7.5%
Mobile Network
524 493 -5.9%
o/w customers’ services platforms 42 81 +92.9%
o/w LiveBox & Set-top-boxes 38 90 +136.8%

Conclusion
• A tough but anticipated environment
Mobile maturing markets spurring competitive pressure
Home broadband market consolidation not achieved
No favorable change in regulatory context and pending uncertainties
• Leadership confirmed on new fast growing Telecom markets
Since December 2005
+ 737k fixed broadband subscribers
+ 697K mobile broadband subscribers
• NExT major milestones from Q2
Re-branding campaign
New products and services launch
1Q 2006
in line with
full year
guidance
Investing
to support
NExT's
long term
objectives
• Tightened cost management
• Reinforced control of CAPEX
Managing
Organic
Cash Flow
generation

Glossary
(1)
ARPU – Consumer Fixed Services (HCS segment): average annual revenue per line for the Consumer Fixed Services is calculated by dividing the average monthly revenues on the basis of the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month.
ARPU – Orange ARPU (PCS segment): average annual revenue per user (ARPU) is calculated by dividing the revenues of the network (see that definition) generated over the last twelve months (excluding revenues from mobile virtual network operators –
MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.
AUPU – Orange AUPU (PCS segment): average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators –
MVNO) by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX: capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments through finance lease.
Commercial expenses: external purchases including purchase of handsets and other products sold, retail fees and commissions and advertising, promotional and sponsoring expenses.
Contributive consolidated revenues: consolidated revenues excluding intra-group transactions.
Data on a comparable basis (cb): data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.

Glossary
(2)
French Retail ADSL Market Share (ARCEP
definition):
starting from 1Q06, quarterly French ADSL market share presentation will be based on ARCEP High-speed Internet Observatory methodology. Until the end of 2005, the figures published by France Telecom covered intermediate markets (such as private networks for business companies and “Turbo DSL” offers) that did not automatically resulted in high-speed subscriptions on the retail market. They also included ADSL access not used for Internet connection (MaLigne
TV and MaLigne Visio Mono-play offers without high-speed Internet access).
From 1Q06, estimation of total ADSL market figures published by France Telecom will be built by adding up to France Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs). This estimation is very close to ARCEP publications based on data received from major IAPs.
GOM (Gross Operating Margin): Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.
Internet ARPU (ARPU: Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Wanadoo customers during the same period. The weighted average number of Wanadoo customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.
Labour expenses: labour expenses included in the determination of the GOM do not include employee profit sharing or share-based compensation costs. Those costs are part of the costs included between GOM and operating income. Labour expenses are net of the capitalized labour expenses.
Market Share of fixed line telephony in
France:
calculation based on traffic on the network or interconnected to the network of
France Telecom.
Non labour expenses: operating expenses excluding labour expenses. Operating expenses excluding labour expenses included in the calculation of GOM include external purchases and other operating expenses (net of other operating income). Non labour expenses are net of capitalized costs.

Glossary
(3)
Number of employees (active employees at end-of-period): number of persons working on the last day of the period, including both permanent and fixed-term contracts.
OPEX: operating expenses included in the determination of the GOM includes labour expenses and non labour expenses.
Orange churn rate (PCS segment): a measure of the number of customers leaving the Orange network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily
(excluding money-back return and fraudulent connections) for the previous 12 months by the weighted average number of customers over the same period.
For Personal UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-
day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.
For Personal France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
Orange network revenues (PCS segment): Orange network revenues represent the revenues (voice, data and SMS) generated by the use of the wireless network, including both the traffic generated by Orange subscribers and the traffic generated by mobile virtual network operators (MVNO). It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.
Orange non-voice service revenues (PCS segment): revenues from non-voice services equal all revenues from wireless services, excluding revenues generated by “voice”. For example, they include the revenues generated by sending SMS (text messages), MMS
(multimedia messages), data (WAP, GPRS and 3G) and the costs invoiced to the customer to purchase content (downloading ring tones, sports results, etc.), telemetry, mobile portals and their content.
Statutory figures: statutory figures means data before elimination of inter-segment transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 27, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information